Exhibit 99.1

Maxeon Solar Technologies to Supply High-Efficiency Solar Panels for Primergy’s GW-Scale Gemini Project

SINGAPORE, May 20, 2021 - Maxeon Solar Technologies, Ltd. (NASDAQ:MAXN), a global leader in solar innovation and channels, announced today that it has executed an agreement to supply approximately one gigawatt of its high efficiency bifacial Performance 5 UPP solar panels for the construction of the Gemini solar plus storage power plant project located near Las Vegas, Nevada, United States (U.S.). The project is being built and will be owned and operated by Primergy Solar. The agreement calls for modules to be supplied over a four-quarter period starting in the second quarter of 2022; project completion is planned by the end of 2023.

“We are thrilled to select Maxeon Solar Technologies to supply solar modules for our Gemini solar and energy storage project in southern Nevada. Because of Maxeon’s high module power output and demonstrated long-term reliability, we are able to deliver the optimal energy output to our customer while minimizing impacts to the desert ecosystem,” said Ty Daul, Primergy CEO. "The proximity of Maxeon’s module factory to our project site was also a key consideration, offering significant logistical benefits, reduced supply chain carbon impacts, and ultimately reduced costs for energy consumers.”

Gemini is planned to feature nearly 1.8 million shingled bifacial Performance 5 UPP solar modules that are engineered with materials innovations that range from encapsulants to aerospace-grade conductive adhesives. These materials protect cells and minimize power loss from exposure to the extreme environmental conditions in Nevada, including arid deserts and vast daily and seasonal temperature ranges. Maxeon’s Performance 5 solar panels have a rated efficiency of up to 21.1%.

“We are pleased to supply Primergy as the module technology provider for this iconic project, which will be one of the largest operational solar power system in the U.S. when completed, delivering emission-free power for homes and businesses in Nevada,” said Jeff Waters, CEO of Maxeon Solar Technologies. “The size and importance of this project is yet another example of how our utility scale customers trust Maxeon for their solar power plants in the U.S. and around the world. By using our shingled technology, they benefit from the continuous innovation and the demonstrated reliability that we offer to the utility scale segment. With our value proposition of long-term high-output performance and field-proven durability, utility scale plant owners and operators can maximize power generation and benefit from predicable returns on their investment for 30 years or more.”

The Gemini project is expected to provide a stable foundation to support the start-up and initial operation of Maxeon’s new Performance line module capacity that will serve the U.S. solar power market. Using large-format G12 mono-PERC solar cells manufactured by Maxeon in Malaysia, and module assembly by Maxeon in Mexicali, Mexico, it is anticipated that this project will take a significant portion of the expected output of Maxeon’s new capacity during the first year of operation.

Maxeon continues to see robust demand for its Performance line products in the U.S. and elsewhere. Performance 5 UPP panels are available for purchase to global customers, discover more at www.maxeon.com. For more information about the Gemini project itself go to http://www.primergygemini.com.

About Maxeon Solar Technologies
Maxeon Solar Technologies (NASDAQ:MAXN) is Powering Positive Change™. Headquartered in Singapore, Maxeon designs and manufactures Maxeon® and SunPower® brand solar panels, and has sales operations in more than 100 countries, operating under the SunPower brand in certain countries outside the United States. The company is a leader in solar innovation with access to over 1,000 patents and two best-in-class solar panel product lines. Maxeon products span the global rooftop and solar power plant markets through a network of more than 1,200 trusted partners and distributors. A pioneer in sustainable solar manufacturing, Maxeon leverages a 35-year history in the solar industry and numerous awards for its technology. For more information about how Maxeon is Powering Positive ChangeTM visit us at www.maxeon.com/, on LinkedIn and on Twitter @maxeonsolar.

About Primergy Solar
Primergy Solar, LLC (https://www.primergysolar.com) is a developer, owner and operator focused on both distributed and utility scale solar PV and battery storage projects in North America. Primergy Solar features a diverse and talented team with decades of experience in renewables project development, financing, construction and operations. It is currently managing and progressing a significant portfolio of operational and development stage solar+ battery storage projects. Primergy Solar is a portfolio company of Quinbrook Infrastructure Partners and represents Quinbrook’s principal solar and solar plus energy storage investment platform in North America.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to, statements regarding the timing and the company’s expectations of success and profitability in its expansion strategy and planned projects in existing and in new markets; the company’s expectations regarding customer demand, pricing trends and growth projections; the company’s our expectations regarding our future performance based on bookings and pipelines in our sales channels, and the operational efficiency of our supply chain; and the company’s strategic goals and plans, including relationships with existing customers, suppliers and partners, and our ability to maintain them. These forward-looking statements are based on our current assumptions, expectations and beliefs and involve substantial risks and uncertainties that may cause results, performance or achievement to materially differ from those expressed or implied by these forward-looking statements. A detailed discussion of these factors and other risks that affect our business is included in filings we make with the Securities and Exchange Commission (“SEC”) from time to time, including our most recent report on Form 20-F, particularly under the heading “Item 3.D. Risk Factors.” Copies of these filings are available online from the SEC or on the Financials & Filings section of our Investor Relations website at www.maxeon.com/financials-filings/sec-filings. All forward-looking statements in this press release are based on information currently available to us, and we assume no obligation to update these forward-looking statements in light of new information or future events.

©2021 Maxeon Solar Technologies, Ltd. All Rights Reserved. MAXEON is a registered trademark of Maxeon Solar Technologies, Ltd. Visit www.maxeon.com/trademarks for more information.

Investor Contact:
The Blueshirt Group
Gary Dvorchak, CFA
gary@blueshirtgroup.com
Mobile: +1 (323) 240-5796

Media Contact:
Anna Porta
Anna.Porta@Maxeon.com
Mobile: +39 (345) 7706205

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